Registration No.  333-103960
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 722

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 3, 2003 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


       California Municipal Income Closed-End Portfolio, Series 3
        New York Municipal Income Closed-End Portfolio, Series 3
                                 FT 722

FT 722 is a series of a unit investment trust, the FT Series. FT 722 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by closed-end investment companies.

California Municipal Income Closed-End Portfolio, Series 3 invests in common stocks of closed-end funds, the portfolios of which are concentrated in tax-exempt California municipal bonds, and seeks to provide investors with monthly income that is exempt from federal and California state income taxes, with capital appreciation as a secondary objective.


New York Municipal Income Closed-End Portfolio, Series 3 invests in common stocks of closed-end funds, the portfolios of which are concentrated in tax-exempt New York municipal bonds, and seeks to provide investors with monthly income that is exempt from federal, New York state, and local income taxes, with capital appreciation as a secondary objective.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is April 3, 2003

                     Table of Contents

Summary of Essential Information                          3
Fee Table                                                 4
Report of Independent Auditors                            5
Statements of Net Assets                                  6
Schedules of Investments                                  7
The FT Series                                             9
Portfolios                                                9
Risk Factors                                             10
Public Offering                                          11
Distribution of Units                                    14
The Sponsor's Profits                                    15
The Secondary Market                                     15
How We Purchase Units                                    15
Expenses and Charges                                     15
Tax Status                                               16
Retirement Plans                                         18
Rights of Unit Holders                                   18
Income and Capital Distributions                         19
Redeeming Your Units                                     19
Removing Securities from a Trust                         20
Amending or Terminating the Indenture                    21
Information on the Sponsor, Trustee and Evaluator        22
Other Information                                        23

                    Summary of Essential Information

                                 FT 722


 At the Opening of Business on the Initial Date of Deposit-April 3, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                      California            New York
                                                                                      Municipal Income      Municipal Income
                                                                                      Closed-End            Closed-End
                                                                                      Portfolio, Series 3   Portfolio, Series 3
                                                                                      _______________       _____________
Initial Number of Units (1)                                                                14,998                14,996
Fractional Undivided Interest in the Trust per Unit (1)                                  1/14,998              1/14,996
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900                $9.900
     Maximum Sales Charge of 4.95% of the Public Offering Price per Unit
        (5.00% of the net amount invested, exclusive of the deferred sales charge
        and creation and development fee) (3)                                          $     .495                $ .495
     Less Deferred Sales Charge per Unit                                               $    (.345)               $(.345)
     Less Creation and Development Fee per Unit                                        $    (.050)               $(.050)
Public Offering Price per Unit (4)                                                     $   10.000               $10.000
Sponsor's Initial Repurchase Price per Unit (5)                                        $    9.555                $9.555
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                           $    9.555                $9.555
Estimated Net Annual Distribution per Unit for the first year (6)                      $    .6088                $.6018
Cash CUSIP Number                                                                      30267L 314            30267L 355
Reinvestment CUSIP Number                                                              30267L 322            30267L 363
Fee Accounts Cash CUSIP Number                                                         30267L 330            30267L 371
Fee Accounts Reinvestment CUSIP Number                                                 30267L 348            30267L 389
Security Code                                                                               63173                 63177
Ticker Symbol                                                                              FCACEX                FNYCEX

First Settlement Date                                 April 8, 2003
Mandatory Termination Date (7)                        October 6, 2008
Income Distribution Record Date                       Fifteenth day of each month, commencing May 15, 2003.
Income Distribution Date (6)                          Last day of each month, commencing May 31, 2003.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated cash in the Income Account. After this date, a pro rata share of any cash in the Income Account will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The estimated net annual distributions for subsequent years, $.5941 per Unit for California Municipal Income Closed-End Portfolio, Series 3, and $.5873 per Unit for New York Municipal Income Closed-End Portfolio, Series 3, are expected to be less than that set forth above for the first year because a portion of the Securities included in the Trusts will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. We base our estimate of the dividends the Trust will receive from the Closed-End Funds by annualizing the most recent dividends declared by the Closed-End Funds. Due to various factors, actual dividends received from the Closed-End Funds will most likely differ from their most recent annualized dividends. The actual net annual distribution you will receive will vary from that set forth above with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                             Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately five and one-half years and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                                            California               New York
                                                                            Municipal Income         Municipal Income
                                                                            Closed-End               Closed-End
                                                                            Portfolio, Series 3      Portfolio, Series 3
                                                                            _________________      ___________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       3.45%(b)     $.345       3.45%(b)     $.345
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charge (including creation and development fee)               4.95%        $.495       4.95%        $.495
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .290%(d)     $.0290
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees      .082%        $.0080      .082%        $.0080
Trustee's fee and other operating expenses                                  .173%(f)     $.0170      .173%(f)     $.0170
Underlying Closed-End Fund Expenses                                         .617%(g)     $.0604      .620%(g)     $.0607
                                                                            ________     ________    ________     ________
Total                                                                       .872%        $.0854      .875%        $.0857
                                                                            ========     ========    ========     ========

                                 Example

This example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trusts for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trusts' operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                   1 Year      3 Years     5 Years     5 1/2 Years
                                                                   ______      _______     _______     _______
California Municipal Income Closed-End Portfolio, Series 3         $ 611       $ 787       $ 978       $1,029
New York Municipal Income Closed-End Portfolio, Series 3             612         788         980        1,030

The example will not differ if you hold rather than sell your Units at the end of each period.

______________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2003.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) With the exception of the underlying Closed-End Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses includes the costs incurred by a Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not an actual Trust operating expense, each Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the closed-end funds in which the Trusts invest in the estimated amounts set forth in the table. These expenses are estimated based on the actual closed-end fund expenses charged in a fund's most recent fiscal year but are subject to change in the future. An investor in a Trust will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                     Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 722


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 722, comprising the California Municipal Income Closed-End Portfolio, Series 3 and New York Municipal Income Closed-End Portfolio, Series 3 (the "Trusts"), as of the opening of business on April 3, 2003 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on April 3, 2003, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 722, comprising the California Municipal Income Closed-End Portfolio, Series 3 and New York Municipal Income Closed-End Portfolio, Series 3, at the opening of business on April 3, 2003 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
April 3, 2003

                          Statements of Net Assets

                                 FT 722


                    At the Opening of Business on the
                  Initial Date of Deposit-April 3, 2003


                                                                                 California           New York
                                                                                 Municipal Income     Municipal Income
                                                                                 Closed-End           Closed-End
                                                                                 Portfolio, Series 3  Portfolio, Series 3
                                                                                 ______________        ____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)               $148,482              $148,463
Less liability for reimbursement to Sponsor for organization costs (3)               (435)                 (435)
Less liability for deferred sales charge (4)                                       (5,174)               (5,174)
Less liability for creation and development fee (5)                                  (750)                 (750)
                                                                                 ________              ________
Net assets                                                                       $142,123              $142,104
                                                                                 ========              ========
Units outstanding                                                                  14,998                14,996

ANALYSIS OF NET ASSETS
Cost to investors (6)                                                            $149,982              $149,962
Less maximum sales charge (6)                                                      (7,424)               (7,423)
Less estimated reimbursement to Sponsor for organization costs (3)                   (435)                 (435)
                                                                                 ________              ________
Net assets                                                                       $142,123              $142,104
                                                                                 ========              ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $400,000 will be allocated between the two Trusts in FT 722, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.345 per Unit, payable to the Sponsor in three equal monthly installments beginning on October 20, 2003 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 19, 2003. If Unit holders redeem Units before December 19, 2003, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in the Trusts includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                        Schedule of Investments

       CALIFORNIA MUNICIPAL INCOME CLOSED-END PORTFOLIO, SERIES 3
                                 FT 722


                    At the Opening of Business on the
                  Initial Date of Deposit-April 3, 2003


                                                                                     Percentage       Market       Cost of
Number     Ticker Symbol and                                                         of Aggregate     Value        Securities to
of Shares  Name of Issuer of Securities (1)                                          Offering Price   per Share    the Trust (2)
_____      ________________________________                                          ____________     ______       ________
436        AKP      Alliance California Municipal Income Fund, Inc.                   4.00%           $13.63       $  5,943
427        BCK      BlackRock California Insured Municipal Income Trust               4.00%            13.90          5,935
330        BZA      BlackRock California Municipal Bond Trust                         3.00%            13.50          4,455
542        BFZ      BlackRock California Municipal Income Trust                       4.75%            13.01          7,052
485        BCL      BlackRock California Municipal Income Trust II                    4.50%            13.78          6,683
533        CEV      Eaton Vance California Municipal Income Trust                     5.00%            13.94          7,430
442        EVM      Eaton Vance Insured California Municipal Bond Fund                4.00%            13.44          5,941
436        EIA      Eaton Vance Insured California Municipal Bond Fund II             4.00%            13.63          5,943
439        IQC      Morgan Stanley California Quality Municipal Securities            4.00%            13.52          5,935
420        MUC      MuniHoldings California Insured Fund, Inc.                        4.00%            14.14          5,939
414        MYC      MuniYield California Fund, Inc.                                   4.00%            14.36          5,945
430        MCA      MuniYield California Insured Fund, Inc.                           4.00%            13.81          5,938
623        NAC      Nuveen California Dividend Advantage Municipal Fund               6.00%            14.30          8,909
548        NVX      Nuveen California Dividend Advantage Municipal Fund 2             5.00%            13.56          7,431
449        NZH      Nuveen California Dividend Advantage Municipal Fund 3             4.00%            13.22          5,936
412        NCO      Nuveen California Municipal Market Opportunity Fund               4.00%            14.40          5,933
415        NCU      Nuveen California Premium Income Municipal Fund                   3.75%            13.42          5,569
399        NVC      Nuveen California Select Quality Municipal Fund                   4.00%            14.89          5,941
426        PCQ      PIMCO California Municipal Income Fund                            4.00%            13.93          5,934
422        PZC      PIMCO California Municipal Income Fund III                        4.00%            14.06          5,933
307        VKC      Van Kampen California Municipal Trust                             2.00%             9.67          2,969
443        VQC      Van Kampen California Quality Municipal Trust                     5.00%            16.77          7,429
441        VCV      Van Kampen California Value Municipal Income Trust                4.75%            16.00          7,056
392        VIC      Van Kampen Trust for Investment Grade California Municipals       4.25%            16.08          6,303
                                                                                    _______                        ________
                               Total Investments                                    100.00%                        $148,482
                                                                                    =======                        ========

__________

See "Notes to Schedules of Investments" on page 8.

                         Schedule of Investments

        NEW YORK MUNICIPAL INCOME CLOSED-END PORTFOLIO, SERIES 3
                                 FT 722


                    At the Opening of Business on the
                  Initial Date of Deposit-April 3, 2003



                                                                                       Percentage      Market      Cost of
Number     Ticker Symbol and                                                           of Aggregate    Value       Securities to
of Shares  Name of Issuer of Securities (1)                                            Offering Price  per Share   the Trust (2)
______     ________________________________                                            _________       ______      ________
709        AYN     Alliance New York Municipal Income Fund, Inc.                        6.50%          $13.61      $  9,649
530        BSE     BlackRock New York Insured Municipal Income Trust                    5.00%           14.01         7,425
637        BQH     BlackRock New York Municipal Bond Trust                              5.75%           13.40         8,536
551        BNY     BlackRock New York Municipal Income Trust                            5.00%           13.48         7,427
552        BFY     BlackRock New York Municipal Income Trust II                         5.00%           13.46         7,430
186        CNM     Colonial New York Insured Municipal Fund                             2.00%           15.95         2,967
540        ENX     Eaton Vance Insured New York Municipal Bond Fund                     5.00%           13.74         7,420
610        EVY     Eaton Vance New York Municipal Income Trust                          6.00%           14.61         8,912
558        IQN     Morgan Stanley New York Quality Municipal Securities                 5.00%           13.30         7,421
528        MHN     MuniHoldings New York Insured Fund                                   5.00%           14.05         7,418
553        MYN     MuniYield New York Insured Fund, Inc.                                5.00%           13.43         7,427
523        NXK     Nuveen New York Dividend Advantage Municipal Fund 2                  5.00%           14.20         7,427
474        NQN     Nuveen New York Investment Quality Municipal Fund                    5.00%           15.68         7,432
474        NNP     Nuveen New York Performance Plus Municipal Fund                      5.00%           15.67         7,428
550        PNF     PIMCO New York Municipal Income Fund                                 5.00%           13.49         7,420
521        PNI     PIMCO New York Municipal Income Fund II                              5.00%           14.24         7,419
539        PYN     PIMCO New York Municipal Income Fund III                             5.00%           13.77         7,422
482        VNV     Van Kampen New York Value Municipal Income Trust                     5.00%           15.39         7,418
457        VNM     Van Kampen New York Quality Municipal Trust                          4.75%           15.42         7,047
445        VTN     Van Kampen Trust for Investment Grade New York Municipals            5.00%           16.67         7,418
                                                                                      _______                      ________
                              Total Investments                                       100.00%                      $148,463
                                                                                      =======                      ========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 3, 2003. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                             Cost of
                                                             Securities   Profit
                                                             to Sponsor   (Loss)
                                                             __________   ______
California Municipal Income Closed-End Portfolio, Series 3   $148,980     $(498)
New York Municipal Income Closed-End Portfolio, Series 3      148,916      (453)

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 722, consists of two separate portfolios set forth below:

- California Municipal Income Closed-End Portfolio, Series 3

- New York Municipal Income Closed-End Portfolio, Series 3

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks of Closed-End Funds with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the actual percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with their creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

California Municipal Income Closed-End Portfolio, Series 3. The objective of the California Municipal Income Closed-End Portfolio, Series 3 is to provide investors with monthly income that is exempt from federal and California state income taxes, with capital appreciation as a secondary objective. The California Municipal Income Closed-End Portfolio, Series 3 seeks to achieve its objective by investing in a well-diversified portfolio of common stocks of closed-end funds that invest primarily in California municipal bonds. However, a portion of the interest received by the Trust may be derived from non-California bonds, and as such, will be taxable to California residents.


New York Municipal Income Closed-End Portfolio, Series 3. The objective of the New York Municipal Income Closed-End Portfolio, Series 3 is to provide investors with monthly income that is exempt from federal, New York state, and local income taxes, with capital appreciation as a secondary objective. The New York Municipal Income Closed-End Portfolio, Series 3 seeks to achieve its objective by investing in a well-diversified portfolio of common stocks of closed-end funds that invest primarily in New York municipal bonds. However, a portion of the interest received by the Trust may be derived from non-New York bonds, and as such, will be taxable to New York residents.


Americans deal with a number of different taxes in their everyday lives. Perhaps none are more noticeable than individual income taxes. In fact, individual income taxes comprise the largest component of the nation's tax bill. On average, Americans had to work a full 51 days in the year 2002 just to earn enough money to pay for them.

In addition, as a percentage of income needed from each eight-hour workday to pay for various goods and services, more time is spent working to pay for taxes (32%) than for food, clothing, and shelter combined (29%). [The Tax Foundation]

Advantages of the Closed-End Fund structure include portfolio control, diversification and consistent income. Since Closed-End Funds maintain a relatively fixed pool of investment capital, portfolio managers are better able to adhere to their investment philosophies through greater flexibility and control. In addition, Closed-End Funds don't have to manage fund liquidity to meet potentially large redemptions. Closed-End Funds are also structured to generally provide a more stable income stream than other managed fixed-income investment products because they are not subjected to cash inflows and outflows, which can dilute dividends over time. However, as a result of bond calls, redemptions and advanced refundings, which can dilute a fund's income, stable income cannot be assured.

As with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks of Closed-End Funds. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

California. The California Municipal Income Closed-End Portfolio invests in closed-end municipal funds which are considered to be concentrated in tax-exempt bonds issued by California municipalities. Risks associated with investing in such bonds include political, economic and regulatory factors which may affect the issuers. Additionally, many factors including national economic, social and environmental policies and conditions, terrorist activities or natural disasters, which are not within the control of the issuers of the bonds, could affect or have an adverse impact on the financial condition of the issuers. The effect of California's current energy shortage and increasing energy demand may also pose a significant risk to California municipalities. Certain of the Closed-End Funds included in California Municipal Income Closed-End Portfolio, Series 3 may invest in bonds issued by entities located outside of California. Interest on these non-California bonds will be taxable to California residents.

New York. The New York Municipal Income Closed-End Portfolio invests in closed-end municipal funds which are considered to be concentrated in tax-exempt bonds issued by New York municipalities. Risks associated with investing in such bonds include political, economic and regulatory factors which may affect the issuers. Additionally, many factors including national economic, social and environmental policies and conditions, terrorist activities or natural disasters, which are not within the control of the issuers of the bonds, could affect or have an adverse impact on the financial condition of the issuers. Certain of the Closed-End Funds included in New York Municipal Income Closed-End Portfolio, Series 3 may invest in bonds issued by entities located outside of New York. Interest on these non-New York bonds will be taxable to New York residents.

Alternative Minimum Tax. While distributions of interest from the Trusts are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

Closed-End Funds. Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in the Trusts may employ the use of leverage in their portfolios through the issuance of preferred stock or borrowings. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Municipal Bonds. Each of the Closed-End Funds held by the Trusts invest in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Closed-End Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Closed-End Fund and would therefore impact the price of both the Securities and the Units.

Legislation/Litigation. From time to time, various legislative initiatives are proposed which may have a negative impact on the prices of certain municipal bonds owned by the Closed-End Funds represented in the Trusts. In addition, litigation regarding any of the issuers of the municipal bonds owned by such Closed-End Funds, such as litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities or of the issuers of the underlying bonds in which they invest.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.115 per Unit will be deducted from a Trust's assets on approximately the 20th day of each month from October 20, 2003 through December 19, 2003. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 2004 to a minimum transactional sales charge of 3.0%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced, as follows:

                                          Your maximum
If you invest                             sales charge
(in thousands):*                          will be:
______________                            ____________
$50 but less than $100                     4.70%
$100 but less than $250                    4.45%
$250 but less than $500                    3.95%
$500 but less than $1,000                  2.95%
$1,000 or more                             2.05%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Broker/dealers will receive a concession of .70% of the Public Offering Price on Units sold subject to the sales charge reduction for purchases of $1 million or more. In all other instances, any reduced sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trust or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of the Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.3% of the Public
Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.3% of the sales price of these Units (1.30% for purchases of $500,000 but less than $1,000,000 and .70% for purchases of $1,000,000 or more). Dealers and selling agents will receive an additional volume concession or agency commission of 0.30% of the Public Offering Price if they purchase at least $100,000 worth of Units of a Trust on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                    Additional
(in millions)                            Concession
_____________________                    __________
$1 but less than $5                       0.10%
$5 but less than $10                      0.15%
$10 or more                               0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's or selling agent's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charges on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trusts may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in a Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges such Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trusts' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses exceed the estimate, the appropriate Trust will bear the excess, other than for excess annual auditing costs. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Closed-End Funds.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trust.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses, and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the respective Trust. In addition, if there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trusts will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, a Trust will pay for the audit. You may receive a copy of the audited financial statements from the Trustee.

                        Tax Status


This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


Assets of the Trusts.

Each Trust will hold shares of Closed-End Funds (the "Securities") qualifying as regulated investment companies ("RICs"). For purposes of this federal tax discussion, it is assumed that the Securities constitute shares in an entity treated as a regulated investment company for federal income tax purposes. All of the assets held by a Trust constitute the "Trust Assets."

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends paid to the Trusts on the Securities that exceed the RIC's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury.

Dividends from Securities.

Some dividends on the Securities may qualify as "capital gain dividends," generally taxable to you as long-term capital gains. In addition, some dividends on the Securities in the Municipal Closed-End Portfolio may qualify as "exempt interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the Securities will generally be taxable to you as ordinary income.

If you hold a Unit for six months or less or if a Trust holds a Security for six months or less, any loss incurred by you related to the disposition of such Security will be disallowed to the extent of the exempt-interest dividends you received. If such loss is not entirely disallowed, it will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Security. Distributions of income or capital gains declared on the Securities in October, November, or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.


Distributions from the Trusts attributable to dividends received from the Securities will generally not be eligible for the dividends received deduction for corporations.


In-Kind Distributions.


Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole interest in the Securities plus, possibly, cash.


You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Security or a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Security or fractional share.

Limitations on the Deductibility of Trust Expenses and Your Interest
Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Because some of the Securities pay exempt interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the Trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts,

-  Keogh Plans,

-  Pension funds, and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

-  A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of such Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of such Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, a Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information" for each Trust. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind

Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to the Sponsor and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trusts, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.


The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

       California Municipal Income Closed-End Portfolio, Series 3
        New York Municipal Income Closed-End Portfolio, Series 3

                                 FT 722

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-103960) and


-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                     Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
            Commission's Internet site at http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              April 3, 2003


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 722 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated April 3, 2003. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors                                                   1
   Securities                                                  1
Municipal Bonds                                                2
   Healthcare Revenue Bonds                                    2
   Single Family Mortgage Revenue Bonds                        2
   Multi-Family Mortgage Revenue Bonds                         3
   Water and Sewerage Revenue Bonds                            3
   Electric Utility Revenue Bonds                              3
   Lease Obligation Revenue Bonds                              3
   Industrial Revenue Bonds                                    3
   Transportation Facility Revenue Bonds                       4
   Educational Obligation Revenue Bonds                        4
   Resource Recovery Facility Revenue Bonds                    4
   Discount Bonds                                              4
   Original Issue Discount Bonds                               5
   Zero Coupon Bonds                                           5
   Premium Bonds                                               5
Concentrations
   California                                                  5
   New York                                                    8

Risk Factors.

Securities. The Securities in the Trusts represent shares of closed-end mutual funds which invest in tax-exempt municipal bonds. As such, an investment in Units of the Trusts should be made with an understanding of the risks of investing in both closed-end fund shares and municipal bonds.

Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trusts) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trusts are prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

The following is a discussion of certain of the risks associated with specific types of bonds.

Municipal Bonds.

Certain of the bonds held by the Securities in the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Healthcare Revenue Bonds. Certain of the bonds may be healthcare revenue bonds. Ratings of bonds issued for healthcare facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Single Family Mortgage Revenue Bonds. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Multi-Family Mortgage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Water and Sewerage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Electric Utility Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Lease Obligation Revenue Bonds. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Industrial Revenue Bonds. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated maturity of such bonds.

Transportation Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the funds. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Resource Recovery Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated maturity of the Bonds.

Discount Bonds. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Bonds. Certain of the bonds may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

Zero Coupon Bonds. Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Premium Bonds. Certain of the bonds may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.

Concentrations.

California.


The California Municipal Income Closed-End Portfolio is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations"). These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters. The information provided is only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

Economic Outlook. The California economy was growing slowly as 2002 came to a close. California experienced modest job growth and good personal income growth in the first half of 2002, but the budding recovery stalled in the second half with employment falling. As the year drew to a close, the state's important high-tech sector was still struggling.

Like the nation, California is experiencing a jobless recovery. Although employment and total state personal income posted gains in the first half of 2002, the improvement faltered at mid-year. The state lost jobs between June and November, and personal income likely fell in the third quarter. In addition, unemployment failed to improve, as the rate varied between 6.4% and 6.5% from March to November 2002. Employment grew by about 4,600 jobs per month, on average, in the first 11 months of 2002, a small amount, but an improvement over an average monthly loss of 16,100 jobs in 2001. Instrumental in that swing were sharp drops in the rate of job losses in business services and high-tech manufacturing; improved job growth in retail trade; and a swing from job losses to job gains in wholesale trade.

Declining exports of California-merchandise contributed to the state economy's sluggishness in 2002. Exports were 16% below year-earlier levels in the first three quarters. Exports to Mexico, the leading destination for California-made merchandise, held up relatively well, slipping only 2%. Once of California's largest services exports-tourism-has yet to recover to pre-September 11 levels. The "drive-to" markets, like San Diego, are doing quite well, but "fly-to" markets that depend on out-of-state and foreign visitors continue to struggle.

Additional significant risks to the California outlook come from the energy sector. The current electric power situation results from a complex set of circumstances arising from a steep rise in demand though the Western United States, sharply higher natural gas prices exacerbated in California by the break in a key pipeline in the summer of 2000, and a dysfunctional wholesale electricity market in which prices have soared to levels several times the actual cost of the least efficient, most expensive production in the region.

The outlook for the California economy in 2003 depends heavily on the fate of the national economy, as California awaits an improvement in the economy at the nation level. On balance, the outlook is for slow growth in 2003 and moderate growth in 2004.

Revenues and Expenditures. The Legislative Analyst's Office, in its November 2002 report, estimated that the General Fund (the main operating fund of the State) will end the 2002-03 fiscal year with a deficit of $6.1 billion. This estimated deficit is $7.1 billion lower than the $1.0 billion positive balance that was projected when the 2002-03 Budget Act was adopted. The year ending June 30, 2004, is facing a cumulative year-end deficit of $21.1 billion, absent any corrective action. If California's economy continues to lag and fails to experience the expected growth in the second half of 2003, this deficit could be billions higher.

This expected decline in the State's finances is a result of lower revenues from a weak economy and a $10 billion mismatch between expenditures and revenues under the current law. Actions to resolve the deficit in the future will be more difficult because many of the one-time actions used in the 2002-03 budget cannot be replicated. The 2003-04 Governor's Budget, issued on January 10, 2003, estimates that the General Fund will end the fiscal year with a deficit of $34.6 billion. The Governor's Budget provides for the elimination of this deficit by proposing $20.7 billion in cuts and savings, $8.2 billion in state-local realignment supported by revenue increases, $1.9 billion in fund shifts, $2.1 billion in transfers and revenue, and $1.7 billion in loans and borrowing.

Limitation on Taxes. Certain California municipal obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year or decline in value, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13 and on June 18, 1992, the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

Appropriations Limits. California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the

California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively.
Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979 or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or Article XIIIB on California Municipal Obligations or the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either
Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Obligations of the State of California. Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. The State had approximately $20.5 billion aggregate principal amount of non-self liquidating general obligation bonds outstanding and approximately $6.4 billion of unissued non-self liquidating general obligation bonds as of December 1, 2002.

In 2002, the State Treasurer implemented a Strategic Debt Management Plan. A principal goal of this plan is to better match the timeframe for repaying debt for infrastructure projects to the useful life of the assets being funded. The plan also reduces debt service in fiscal years 2001-02 through 2003-04 by approximately $2.0 billion and is intended to increase the State's long-term debt capacity to finance California's infrastructure needs. These goals are to be achieved by: 1) shifting from level principal payments to level debt service payments for new bond issues; 2) restructuring existing debt to achieve significant one-time debt service reductions and to expedite the transition to level debt service payments and 3) implementing recent legislation that authorizes the State to issue variable-rate debt for a portion of its general obligation bond portfolio.

Other Issuers of California Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State. The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate.

Bond Ratings. On December 2, 2002, citing the announcement of a projected General Fund budget gap of $34.8 billion for fiscal year 2004, Standard and Poor's lowered its rating on California's general obligation bonds from "A+" to "A." Also, on December 2, 2002, Fitch lowered its rating on California's general obligation bonds from "AA" to "A." Citing financial pressure since 2001, reflecting in part recessionary conditions and an unprecedented drop in personal income tax receipts, Fitch expects the effects of both the economy and the sharply reduced capital gains tax base to continue into 2003-04. On February 10, 2003, Moody's lowered its rating on California's general obligation bonds from "A1" to "A2." As the reason for its action, Moody's cited the magnitude of the imbalance between the State's revenues and expenditures, and the expectation that the State will not be able to sufficiently address the imbalance in the upcoming fiscal year.

There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Legal Proceedings. Pending or future legal proceedings may, if decided against the State, require the State to make significant future expenditures or may substantially impair revenues. The Sponsor is unable to predict what impact, if any, such proceedings may have on the Trust.

Other Considerations. Substantially all of California is within an active geologic region subject to major seismic activity. Northern California, in 1989, and southern California, in 1994, experienced major earthquakes causing billions of dollars in damages. Any California Municipal Obligation in a California Trust could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.


New York.


The New York Municipal Income Closed-End Portfolio is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the "New York Municipal Obligations"). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters.
The information provided is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in New York or contained in Official Statements for various New York Municipal Obligations.

Generally. The State of New York has historically been one of the wealthiest states in the nation. For the past few decades, however, the state economy has grown more slowly than that of the nation as a whole, gradually eroding the state's relative economic affluence.

The events of September 11, 2001 had a significant impact on the economies of New York State and the nation. An economic slowdown was already developing, and in early 2001 the Federal Reserve's Open Market Committee had begun a series of dramatic rate reductions in an effort to prevent the slowdown from turning into a serious recession. The annualized rate of growth in the Gross Domestic Product (GDP), a measure of the nation's output of goods and services, averaged 1.1% in the fourth quarter of 2000, but then declined by 0.6% in the first quarter of 2001 and by 1.6% in the second quarter. Business investments were declining and inventories were being reduced, and the pace of consumer spending had slowed somewhat.

The attacks on the World Trade Center and the Pentagon generated significant shocks throughout the economy. The New York financial markets were closed for several days, and the travel and tourism industries were particularly hard-hit by the shutdown of the air transportation network. The Federal Reserve moved aggressively to maintain the soundness of the financial system, ultimately reducing interest rates to a 40-year low. Gross Domestic Product declined at a 0.3% annualized rate in the third quarter of 2001. The National Bureau of Economic Research declared that a recession had officially begun in March 2001.

As the site of one of the terrorist attacks, the impact on New York State's economy was greater than in other parts of the nation. New York had lagged behind the recovery from the early 1990s recession, and it was only in recent years that the State's economic performance had improved. The rate of job growth had slowly built through the late 1990s, reaching 2.7% in 1999, an increase which ranked 14th among the 50 states. As the economy began to slow in 2000, the State's rate of job growth slipped to 2.1%, and its ranking slid to 23rd. For the first three quarters of 2001 compared to the same period in 2000, New York's job growth was 0.5%, the same rate as the nation, and ranked 28th among the states. However, after the attacks, employment in New York declined by 1.4% in the fourth quarter of 2001, while national employment declined by 0.8%, and New York's ranking fell to 40th. For the first four months of 2002, employment in the nation had fallen by 1.2% compared to the same period in 2001, and New York's 1.5% decline caused its rank to slip to 44th.

Unemployment rates have also risen as the economy slowed. Nationally, the unemployment rate reached its low near the end of 2000, and averaged 4% for that year. It began to move up in 2001, with a sharper increase after September. For all of 2001, it averaged 4.9%, and in the first four months of 2002 it increased to an average of 5.7%. A similar pattern is evident in New York State, where unemployment reached its low in and then began to rise. In 2000, the State's rate averaged 4.6%, then 4.9% in 2001, and employment rate and that of the nation's has narrowed in recent years, New York has a higher unemployment rate than most states, ranking 39th highest in 2000, 34th in 2001, and 41st through April 2002.

The slowdown in the economy also affected income growth. For New York State, personal income growth slowed from 7.1% in 2000 to 3.6% in 2001. Ranking growth rates among the states, New York fell from 14th in 2000 to 30th in 2001. Factors depressing New York's income growth in 2001 included the large number of job losses and the loss of business activity in the area near the World Trade Center site.

Also contributing to New York's economic slowdown were conditions in the securities industry. The financial services sector is a major industry in the State, and although it only accounted for 2.4% of all jobs in the State in 2000, it was responsible for 12.4% of all wages earned in the State. This income, together with securities firms' profits and the capital gains generated by financial market activity, are the basis for a major source of tax revenues for the State. However, continued losses in the financial markets contributed to a substantial drop in securities industry profits, from a record $21 billion in 2000 to $10.4 billion in 2001. Wall Street operations were also suspended for four days following the World Trade Center attack, and many of the industry's workers were temporarily dispersed, including some who were relocated into neighboring states. Job growth in the industry averaged 5.6% annually between 1996 and 2000, but ceased in 2001, and in the first four months of 2002 securities employment in the State declined by 8.5% compared to the same period in 2001.

Revenues and Expenditures. Although New York enjoyed six years of budget surpluses due to unanticipated revenues generated by a strong economy, the State's long-term financial condition is uncertain. As a result of unprecedented use of non-recurring resources in the 2002-2003 budget, gap projections from the Governor's proposed budget of $2.8 billion and $3.3 billion in the next two fiscal years have increased significantly. Unclear future economic growth increases the risk of subsequent deficits. The 2002-03 budget utilizes over $4 billion in non-recurring revenues, including nearly all available reserves and fund raids, and debt, to produce the year's financial plan. The 2002-03 budget also increased spending by 6%, further adding to the potential for increased structural gaps in the 2003-04 and 2004-05.

The General Fund is the main operating fund of the State. In 2002, the General Fund operating deficit was $3.418 billion. The General Fund had incurred surpluses in each of the prior six years. Governmental funds account for most of the State's operations including the General Fund, Federal programs, debt service and capital construction. The 2002 Governmental Fund operating deficit was $4.445 billion.

For fiscal year 2002, New York's total state revenues were approximately $83.8 billion. The amount of the State's true rainy day reserve funds set aside for use in times of economic downturn remains well below the national average. Compared to the national average of 3.8% for 2001, and the top 10 states (as measured by the total General Fund revenues), New York ranks near the bottom, with less than 2% of total revenues set aside for rainy day reserve funds. This stands in contrast to states such as Minnesota and Michigan, with reserves of 13% and 11% respectively.

State spending totaled $85.4 billion in 2002 an increase of $5.3 billion (6.7%) from the prior year. State spending has been partially paid for by borrowing $10.3 billion since 1998, including $1.9 billion in 2002. In 2002, New York's outstanding debt per person was $1,920 which was equal to 5.4% of New Yorker's personal income.

In response to the World Trade Center attack, the Federal Government is expected to provide $20 billion in aid to New York for clean-up, rebuilding, and economic stimulus.

Many uncertainties exist in forecasts of both the national and state economies and there can be no assurance that the state economy will perform at a level sufficient to meet the state's projections of receipts and disbursements.

Debt Management. There are a number of methods by which the State may incur debt. The State may issue general obligation bonds approved by the voters and notes in anticipation of such bonds. The State, with voter approval, may also directly guarantee obligations of public benefit corporations. Presently, the Job Development Authority is the only public benefit corporation authorized to issue State guaranteed bonds. Payments for debt service on State general obligation and State-guaranteed bonds or notes are legally enforceable obligations of the State. The State has never been called upon to make any direct payments pursuant to its guarantee.

During 2001, the State enacted legislation that allows for the issuance of non-voter approved revenue bonds that are secured by a pledge of 25% of the State's personal income taxes withheld. The first issuance of these new bonds carry a better collective rating than the State's General Obligation Bonds. Thus, securing debt issuances with a dedicated revenue source had a more meaningful impact on the State-supported debt ratings than the State's debt reform legislation of two years ago.

Legislation enacted with the 2002-3 budget allows for up to 15% of State-supported debt to carry variable interest rates. This is intended to provide for savings in future debt service costs while variable interest rates remain historically low.

The State had $4.142 billion in general obligation bonds outstanding at 2002 year-end. During 2002 the State issued $211 million in general obligation bonds and redeemed $415 million. The total amount of general obligation bonded debt authorized but not yet issued at year-end was $1.396 billion.

The State's general obligation bonds are rated AA by Standard and Poor's Corporation, A2 by Moody's Investors Services and AA by Fitch. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

New York City. The growth in City fund revenues projected for FY 2003 comes after a decline of 4.1% in FY 2002, pulled down by a 6.1% decline in tax revenue collections. These declines reflect the impact of the national recession (which began in March 2001) and the local recession (which began in December 2000), and were further exacerbated by the terrorist attacks in September 2001. Coinciding with the onset of the national recession, employment across the country began to decline.

Seasonally adjusted national employment began to fall in April 2001, with a total loss of 1.4 million jobs during 2001 and an additional
229,000 in 2002.   In the City, average annual employment declined by
almost 21,000 jobs in 2001 and by 91,600 in 2002. Unemployment in the City experienced an even greater increase, as the seasonally adjusted rate increased from 5.3% in December 2000 to 7.3% in December 2001, and to 8.4% in December 2002.

City revenue collections were also depressed by the difficulties experienced in the financial sector during 2001 and 2002. During 2001, average City employment in finance, insurance, and real estate (FIRE) declined by 0.9%, while Wall Street's employment fell by 0.7%. The situation further deteriorated during 2002, when employment in the securities industry declined by an additional 7.9%. With an average multiplier of 2 jobs for every single job on Wall Street, the impact of declines in Wall Street employment quickly reverberates throughout the rest of the City's economy.

Beginning in calendar year 2003, the City expects to see improving conditions both in the national and local economies. Nationally, the City is forecasting that the gross domestic product will increase by 2.9% in 2003, 4.5% in 2004, and then at an average annual rate of 3.4% in 2005 through 2007. The City's near-term forecast for gross domestic product growth is somewhat greater than the January forecasts by the Blue Chip Economic Consensus and Economy.com, but somewhat lower than the Global Insight forecast that the City uses as a base for its own projections. Locally, the City forecasts that total employment will continue to decline through 2003, falling 1.6%, before growth resumes in subsequent years with increases of 1.4% in 2004 and average annual increases of 1.1% in 2005 through 2007.

In November 2002, New York City projected a record $6.4 billion budget gap for FY 2004. The gap represented 24% of City fund revenues and was the largest gap faced by the City, both in absolute dollars and as a percentage of City fund revenues, since the 1975 fiscal crisis. The City has closed about half the gap since then, but it is relying on the State and federal governments, the Port Authority of New York and New Jersey, and the municipal unions to close the remaining gap. The current financial crisis began during FY 2002 and was precipitated by several factors, including past fiscal policies, slowdowns in the national and local economies, the attack on the World Trade Center, and revenue and pension fund investment losses due to the stock market downturn. Wall Street economic activity, which accounts for 21% of all wages paid in the City, generated an estimated $7 billion in profits in calendar year 2002-45% less than forecast in June 2002-down from $21 billion in 2000.

To ensure budget balance in FY 2003 and to narrow the FY 2004 budget gap, agencies cut planned spending in November 2002 and the City Council approved a mid-year property tax hike of 18.5%. These actions restored budget balance in FY 2003 and cut the FY 2004 budget gap to $3.1 billion. The gaps, however, have grown since November due to continued weakness in the economy and failure to achieve $223 million in savings from the City's labor unions.

The January Plan shows budget gaps of $486 million in FY 2003 and $3.4 billion in FY 2004. To close them, the Plan assumes that the State and federal governments, the Port Authority, and the municipal unions will take actions to provide the City with $3.8 billion during fiscal years 2003 and 2004. In a positive development, the City will receive as much as $650 million in federal aid related to the attack on the World Trade Center.

The City's general obligation bonds are rated A by Standard & Poor's and A2 by Moody's and A+ by Fitch.

Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other
alleged violations of State and Federal laws.   Included in the State's
outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs primarily involving the State's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future. Actions commenced by several Indian nations which include the St. Regis Mohawk Indian Nation, the Oneida Indian Nation, and the Cayuga Indian Nation, claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of thousands of acres of land as well as compensatory and punitive damages.

With respect to pending and threatened litigation, the State has reported liabilities of $693 million for awarded and anticipated unfavorable judgments. The portion of the liability expected to be paid within the next 12 months, $91 million, is reported in the General Fund. The remainder, $602 million, is reported in the General Long-Term
Obligations Account Group and represents an increase of $114 million from the prior year.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 722, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 722, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 3, 2003.

                              FT 722

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By Robert M. Porcellino
                                 Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) April 3, 2003
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-103960 of FT 722 of our report dated April 3, 2003 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
April 3, 2003


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 722 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6
2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7